1. Name and Address of Reporting Person
   GOETZ, JAMES A.
   3250 Lacey Road, Suite 600
   Downers Grove, IL 60515-1700
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   02/11/2003
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   ServiceMaster Company (SVM)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   SENIOR VICE PRESIDENT
6. If Amendment, Date of Original (Month/Day/Year)
   02/19/2003
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common stock $.01 par value                 10000                  D

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
2000 Emplee Stock Option 01/11/2002 09/10/2006 Common Stock            17469     $13.87     D
(Right to Buy)           <F1>
2000 Emplee Stock Option 01/11/2002 01/10/2009 Common Stock            50000     $13.87     D
(Right to Buy)           <F2>
WSH Emplee Stock Option  09/11/2000 09/10/2006 Common Stock            8558      $13.87     D
(Right to Buy)           <F3>
WSH Emplee Stock Option  09/11/2000 09/10/2006 Common Stock            9467      $13.87     D
(Right to Buy)           <F3>
WSH Emplee Stock Option  05/02/2001 05/01/2007 Common Stock            4506      $13.87     D
(Right to Buy)           <F4>

Explanation of Responses:

<F1>
Option is immediately exercisable with respect to 33% of the shares and the remaining shares vest in equal installments on September 10th of 2002, 2003, and 2004.
<F2>
The option is exercisable in five equal annual installments beginning on the first anniversary of the date of the grant.
<F3>
In 1999, ServiceMaster entered into a joint venture with Kleiner, Perkins, Caufield & Byers to develop an Internet company, We Serve Homes.com ("WSH"). A WSH option was granted in 2000. On January 11, 2002, the WSH option was converted into a ServiceMaster option at a ratio of 55.48 to 1, pursuant to a merger with a subsidiary of ServiceMaster in a transaction exempt under Rule 16b-7.
<F4>
In 1999, ServiceMaster entered into a joint venture with Kleiner, Perkins, Caufield & Byers to develop an Internet company. We Serve Homes.com ("WSH"). A WSH option was granted in 2001. On January 11, 2002, the WSH option was convereted into a ServiceMaster option at a ratio of 55.48 to 1, pursuant to a merger with a subsidiary of ServiceMaster in a transaction exempt under Rule 16b-7.

SIGNATURE OF REPORTING PERSON
/s/ JAMES A. GOETZ

DATE
03/13/2003